UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 26, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the new release which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

26 January 2021

News Release

Change to the UBS Board of Directors

Claudia Böckstiegel and Patrick Firmenich to be nominated for election to the Board of Directors of UBS Group AG and UBS AG at the upcoming Annual General Meeting

Zurich/Basel, 26 January 2021 – The Board of Directors of UBS Group AG announced today that it will nominate Claudia Böckstiegel and Patrick Firmenich for election to the Board at the Annual General Meeting on 8 April 2021.

Claudia Böckstiegel (born 1964) has been General Counsel and member of the Enlarged Executive Committee of Roche Holding AG since 2020. She joined Roche in 2001 in Germany and subsequently held several global legal leadership positions based in Switzerland. Ms. Böckstiegel commenced her professional career as an attorney in private practise in Germany. She completed her law studies in Heidelberg and obtained a Master of Laws (LL.M.) from Georgetown University, Washington D.C. Ms. Böckstiegel is a Swiss and German citizen.

Patrick Firmenich (born 1962) has been the Chairman of the Board of Firmenich International SA, the world’s largest privately-owned perfume and taste company, since 2016. He was Firmenich’s CEO from 2002 to 2014 and has been a member of its Board of Directors since 2002. He joined Firmenich in 1990 and held various senior management positions, such as Corporate Vice President, Vice President of Fine Fragrance Worldwide and Président Directeur Général at Firmenich & Cie in Paris. Prior to joining, Mr. Firmenich held several positions in the legal and banking sectors. Mr. Firmenich is a board member of Jacobs Holding AG, INSEAD and INSEAD World Foundation. Additionally, he is a member of the Advisory Council of the Swiss Board Institute. He holds a master’s degree in law from the University of Geneva and was admitted to the bar in 1987 in Geneva. He also holds an MBA from INSEAD and is a Swiss citizen.

UBS Chairman Axel A. Weber commented: "I am very pleased to announce the nomination of Claudia Böckstiegel and Patrick Firmenich for election to the Board. Adding two such experienced executives complements the Board’s skills with excellent Swiss and global legal expertise that comes from a highly regulated industry as well as a wealth of experience as Chairman and CEO of a global leading Swiss company. I greatly look forward to working with them on the Board."

UBS Group AG, News Release, 26 January 2021                                                                                                                                 Page 1 of 2

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

UBS Group AG and UBS AG

Investor contact

Switzerland:    +41-44-234 41 00

Media contact

Switzerland:    +41-44-234 85 00

UK:                 +44-207-567 47 14

Americas:        +1-212-882 58 58

APAC:             +852-297-1 82 00

www.ubs.com/media

UBS Group AG, News Release, 26 January 2021                                                                                                                                Page 2 of 2

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  January 26, 2021